

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 24, 2015

Jawahar Tandon
Chief Executive Officer
Monster Digital, Inc.
2655 Park Center Drive, Unit C
Simi Valley, California 93065

> **Re:**   **Monster Digital, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 10, 2015**
> **File No. 333-207938**

Dear Mr. Tandon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, our references to prior comments refer to our letter dated September 8, 2015.

General

1.   Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

Prospectus Summary

Related Party Transactions, page 3

2.   We note your response to prior comment 6. Please further revise your disclosure to briefly describe your anticipated relationship with Tandon Enterprises moving forward.

Monster Licensing Agreement, page 4

3.   We note your response to prior comment 58. Please revise your disclosures in this section to indicate that you are not in compliance with the royalty remittance policy for each period presented. Please revise your disclosures to clarify the consequences of non-compliance.

Industry and Other Data, page 6

4.   We note your revisions in response to prior comment 9; however, your revised disclosure now states that you believe the data to be reliable but that it is "inherently imprecise" and "may not be reliable."   Please revise to provide consistent disclosure without disclaiming your responsibility for the data you have selected to include in your document.

Risk Factors

"In our memory storage industry, products are typically characterized …, " page 14

5.   We note your response to prior comment 12, and your revised disclosure where you state that during the six months ended June 30, 2015, your overall gross margin on your products was not negatively impacted as gross margin on new products compensated for such reductions. However, we note your disclosure on page 38 indicating that your gross profit margin was 22.3% for the six months ended June 30, 2014, while the corresponding amount for the same period in 2015 was 9.6%. Please revise your disclosure or advise why you believe that your risk factor disclosure is consistent with your disclosures in MD&A.

"We have identified a material weakness in our internal control…," page 25

6.   It appears that the remedial steps taken and that you intend to take—which include hiring a chief financial officer and other accounting and finance staff members—are material. Please revise to disclose material costs or explain.

Use of Proceeds, page 29

7.   We note your response to prior comment 19, and your revisions to this section where you describe the nature and terms of the debt that you intend to discharge with a portion of the proceeds. Since your disclosure on page 40 indicates that this indebtedness was incurred within the past year, please expand your disclosure to describe the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 44

8.   We reissue prior comment 33 in part, insofar as you do not appear to have revised your disclosure to explain the reason(s) why the credit facility was terminated. This information appears necessary to provide context to your references to the facility elsewhere in your document.

9.   We note your response to prior comment 34 and your revised disclosure on page F-30 providing the balance on the factoring facility with Bay View Funding. Please revise your disclosure in this section to provide this information.

Discussion of Cash Flows, page 44

10.   We note your response to prior comment 31. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows for fiscal 2014 and 2013. As an example, please revise to disclose your day's sales outstanding and inventory turnover at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Operating and Capital Expenditure Requirements, page 45

11.   We note your response to prior comment 32. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources, and the minimum dollar amount of funding you require to conduct your proposed operations for a minimum period of one year. In this respect, you should disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources without regard to proceeds from the offering.

Business

Manufacturing and Research Development, page 57

12.   We note your response to prior comment 41, however, we continue to note disclosure on page 44 stating that substantially all of your manufacturing is conducted offshore by a third party manufacturer. Additionally, disclosures elsewhere in your filing, including risk factors, refer to your reliance on third party manufacturers. Please clarify whether you are substantially dependent on one or more third-party manufacturers and ensure that your disclosures in this regard are consistent. To the extent you are substantially dependent on one or more manufacturers, we reissue our prior comment.

Sales and Marketing, page 58

13.   You state that "a significant percentage" of your domestic revenues has been derived from Monster, Inc.'s introductions to buyers and retailers and it appears that you expect to continue to derive revenue through your relationship with Monster, Inc. Please quantify the percentage of domestic revenue derived in this manner and discuss any arrangements you have in place with Monster, Inc. with respect to generating future revenues.

Backlog, page 59

14.   We note your response to prior comment 43 stating that you do not consider historical backlog to be material. Please provide us with your analysis underlying this conclusion.

Executive Compensation, page 67

15.   We note your response to prior comment 46 where you state that the company had only two executive officers in 2014. However, we note a press release dated October 22, 2014, announcing that Mr. Thomas Dulek was being appointed as your CFO effective immediately. We also note that the Form D filed on April 22, 2014 appears to list Michael Riddling as one of your executive officers. Please advise.

Other arrangements, page 71

16.   We note your response to prior comment 49, however, we are unable to concur with your conclusion. Please provide us with a more detailed legal analysis explaining why the loans made to Jawahar Tandon and Vivek Tandon should not be deemed personal loans made by the company, directly or indirectly, to your officers.

Consolidated Financial Statements

Note 1. Business Activity and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

17.   We note your response to prior comment 53 and reissue our comment. In this regard, your revisions did not address our comment. Please respond to the comment and revise your disclosures accordingly.

Note 10. Subsequent Events, page F-17

18.   We note your response to prior comment 60. Please further explain the nature of the special, one-time volume discount. Tell us how you considered the guidance in ASC 605-50-25 in accounting for this one-time volume discount. Clarify the portion of your

response that indicates the payment arrangement was concluded in 2015 as the Company has an ongoing relationship with the customer who has made an accommodation for the Company to pay this amount over time.

Recent Sales of Unregistered Securities, page II-2

19.   You disclose that you relied on Rule 506 to issue certain unregistered securities during 2015. However, we are unable to locate filings on Form D corresponding to these transactions. Please advise.

Exhibit Index, page II-6

20.   Please ensure that your exhibits are filed in text-searchable format. For example, exhibits 10.5 and 10.8 do not appear to have been filed using this format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 29 (December 2014).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Darren Kerstein, Esq.
       Manatt, Phelps & Phillips LLP